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FOR IMMEDIATE RELEASE,
DECEMBER 8, 1995
Contact:  Brad Samson, Wallace
          708/449-8600

          Jeff Zilka or Roy Wiley, Hill and Knowlton
          312/255-1200

               WALLACE ANNUAL MEETING ADJOURNED UNTIL JANUARY 5;
                 PRELIMINARY INDICATIONS ARE THAT MOORE DEFEATED
                      IN EFFORTS TO GAIN CONTROL OF BOARD

     HILLSIDE, Ill. -- (December 8) -- The annual meeting of shareholders of Wallace Computer Services, Inc. (NYSE-WCS) today was adjourned until January 5 to give inspectors of election time to certify results. Final results are expected within two weeks.

     Moore Corporation Limited, which has launched a hostile $60 per share tender offer for Wallace, nominated its own slate of directors and presented several other proposals at the meeting.

     Bob Cronin, Wallace president and chief executive officer, said that while Moore may have elected three directors, preliminary indications are that Moore's attempt to remove the other directors failed.

     "We are gratified that it appears that the majority of the board will remain in the hands of independent directors not allied with Moore," Cronin said.

     As previously reported, Wallace's board of directors has unanimously rejected Moore's unsolicited, hostile $60 a share tender offer for Wallace common shares as inadequate.

     Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.


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